                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 8)


               OPEN JOINT STOCK COMPANY "VIMPEL-COMMUNICATIONS"
              ------------------------------------------------
                               (Name of Issuer)


                   Common Stock, 0.005 rubles nominal value
                   ----------------------------------------
                        (Title of Class of Securities)


                                 683770R 10 9
                                 ------------
                                (CUSIP Number)

                             Halvor Mansaker, Esq.
                                  Telenor AS
                              Universitetsgatan 2
                              N-0164 Oslo, Norway
                                 47-22-779-160
                -------------
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 21, 2000
                                 _____________
                     (Date of Event which Requires Filing
                              of this Statement)

                                   Copy to:

                           Peter S. O'Driscoll, Esq.
                               Coudert Brothers
                               60 Cannon Street
                                London EC4N 6JP
                                    England
                                44-207-248-3000

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box. [_]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13D-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page will not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP No. 68370R 10 9
         -----------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Telenor East Invest AS
      000-00-0000
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4.
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                           [_]
 5.
      N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
      Norway
------------------------------------------------------------------------------
                           SOLE VOTING POWER
                     7.
     NUMBER OF
                           10,702,600/1/
      SHARES       ------------------------------------------------------------
                           SHARED VOTING POWER
   BENEFICIALLY      8.

     OWNED BY              -0-
                   ------------------------------------------------------------
       EACH                SOLE DISPOSITIVE POWER
                     9.
    REPORTING
                           10,702,600/1/
      PERSON       ------------------------------------------------------------
                           SHARED DISPOSITIVE POWER
       WITH          10.
                           -0-
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      10,702,600/1/
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [_]

      The aggregate amount reported as beneficially owned in row (11) does not include shares which the Reporting Person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      30.42% of the outstanding Common Stock (25.72% of the outstanding voting capital stock)/2/
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      CO
------------------------------------------------------------------------------
                    * See Instructions before Filling Out!


/1./ Represents 8,902,201 shares held directly by the Reporting Person and 1,800,399 shares underlying the American Depositary Shares held directly by the Reporting Person.
/2./ For the purposes of this Amendment No. 8, these percentages have been calculated by taking into account (i) the issuance of 7,000,000 shares by VimpelCom, and (ii) the full exercise by the Reporting Person of its voting rights in respect of 1,800,399 shares underlying the American Depositary Shares held by the Reporting Person.

                                 SCHEDULE 13D
CUSIP No.  68370R 10 9
         -----------------

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Telenor AS
      000-00-0000
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS*

      AF
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                          [_]

      N/A
------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Norway
------------------------------------------------------------------------------
                    7.    SOLE VOTING POWER

     NUMBER OF
                          10,702,600/3/
      SHARES       -----------------------------------------------------------
                    8.    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH         9.    SOLE DISPOSITIVE POWER

    REPORTING
                          10,702,600/3/
      PERSON       -----------------------------------------------------------
                    10.   SHARED DISPOSITIVE POWER
       WITH
                          -0-
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      10,702,600/3/
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [_]

      The aggregate amount reported as beneficially owned in row (11) does not include shares which the Reporting Person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      30.42% of the outstanding Common Stock (25.72% of the outstanding voting capital stock)/4/
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      CO
------------------------------------------------------------------------------
                    * See Instructions before Filling Out!

/3./ The Reporting Person disclaims beneficial ownership of all shares. /4./ See footnote 2.
      ---

                                  SCHEDULE 13D

Item 1.       Security and Issuer
              -------------------

     The statement on Schedule 13D relating to the common stock, 0.005 rubles nominal value (the "Common Stock"), of Open Joint Stock Company "Vimpel-Communications," a Russian open joint stock company ("VimpelCom"), as previously filed by Telenor East Invest AS and Telenor AS, is hereby amended and supplemented with respect to the items set forth below.

Item 2.       Identity and Background
              -----------------------

     This amendment to the Statement on Schedule 13D is being filed jointly by Telenor East Invest AS and Telenor AS with respect to the registration of the report on the results of the issuance of the newly issued shares of Common Stock (the "Placement Report") by the Federal Commission on the Securities Markets of the Russian Federation (the "FCSM"), whereupon (a) the Working Capital Bridge Facility between VimpelCom, as the borrower, and Telenor East Invest AS, as the lender, dated as of June 23, 2000 (the "Loan Agreement") terminated; (b) the Contract of Pledge of Shares between the Bee Line Non-Profit Fund and Telenor East Invest AS dated as of June 23, 2000, with respect to 845,466 shares of Common Stock (the "Share Pledge"), terminated; (c) the shares of Common
Stock underlying 2,400,532 American Depositary Shares ("ADSs") of VimpelCom, each representing 3/4 of one share of Common Stock, were deposited with the Depositary under the Restricted Deposit Agreement dated as of July 25, 2000 among The Bank of New York, as Depositary (the "Depositary"), VimpelCom, and owners and beneficial owners of certain ADSs (the "Restricted Deposit Agreement"); (d) 2,400,532 ADSs purchased on July 28, 2000 by Telenor East Invest AS from VC Limited, an affiliate of VimpelCom, were no longer subject to cancellation; and (e) VimpelCom and VC Limited gained access to the proceeds from the sale of the ADSs initially deposited in their "blocked" accounts.

          TELENOR EAST INVEST AS

     (a)  Telenor East Invest AS, a corporation formed under the laws of Norway.

     (b)  Keysers Gate 13/15
          N-0130 Oslo
          Norway

     (c) Telenor East Invest AS is engaged principally in the business of investing in the telecommunications industry outside of Norway.

     (d) During the last five years, Telenor East Invest AS has not been convicted in a criminal proceeding.

     (e) During the last five years, Telenor East Invest AS was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor East Invest AS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR EAST INVEST AS

     (a), (b), (c) and (f) The following information sets forth the name, citizenship, business address and present principal occupation of each of the directors and executive officers of Telenor East Invest AS. Each of the directors and executive officers of Telenor East Invest AS is a citizen of Norway. Except as otherwise indicated, the business address of each of such persons is Keysers Gate 13/15, N-0130 Oslo, Norway.

     DIRECTORS OF TELENOR EAST INVEST AS
     -----------------------------------



     Name and Business Address         Present Principal Occupation
     -------------------------         ----------------------------

     Terje Thon                        Senior Executive Vice President
     Universitetsgatan 2

     N-0164 Oslo, Norway

     Torstein Moland                   Executive Vice President and Chief
     Universitetsgatan 2               Financial Officer, Telenor AS
     N-0164 Oslo, Norway

     Ole Johan Haga                    Project Manager, Telenor International
                                       Center

     EXECUTIVE OFFICERS OF TELENOR EAST INVEST AS
     --------------------------------------------

     Name and Business Address         Present Principal Occupation
     -------------------------         ----------------------------

     Henrik Torgersen                  President of Telenor East Invest AS and
                                       Executive Vice President of Telenor AS



     (d) During the last five years, none of the above executive officers and directors of Telenor East Invest AS has been convicted in a criminal proceeding.

     (e) During the last five years, none of the above executive officers and directors of Telenor East Invest AS was a party to a civil proceeding of a judicial or administrative body as a result of which Telenor East Invest AS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     TELENOR AS

     (a)   Telenor AS, a corporation formed under the laws of Norway.

     (b)   Universitetsgatan 2
           N-0164 Oslo
           Norway

     (c) Telenor AS is engaged principally in the business of production and supply of services in the fields of telecommunications, data services and media distribution.

     (d) During the last five years, Telenor AS has not been convicted in a criminal proceeding.

     (e) During the last five years, Telenor AS was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor AS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR AS

     (a), (b), (c) and (f) The following information sets forth the name, citizenship, business address and present principal occupation of each of the directors and executive officers of Telenor AS. Except as otherwise indicated, the business address of each of such persons is Universitetsgatan 2, N-0164 Oslo, Norway.

DIRECTORS OF TELENOR AS
-----------------------

Name and Business Address         Citizenship      Present Principal Occupation
-------------------------         -----------      ----------------------------

Eivind Reiten                     Norway           Executive Vice President
Norsk Hydro ASA
Bygdoy Alle 2
N-0240 Oslo
Norway

Kari Broberg                      Norway           Chief Executive Officer
Hoffsveien 21/23
N-0275 Oslo
Norway

Inge K. Hansen                    Norway           Chief Financial Officer and
Den norske stats oljeselskap AS                    Executive Vice President
N-4035 Stavanger
Norway

Ashild Bendiktsen                 Norway           Chief Financial Officer
Entrepenor Bendiktsen & Aasen A
Salangsverket
N-9350 Sjovegan
Norway

Bente Neegard Halvorsen           Norway           Head Treasurer
LO
Youngs gate 11
N-0181 Oslo

Mai Buch                          Denmark          Corporate Adviser
Competence House AS
Symbion, Frubjergvej 3
2100 Kobenhavn O
Denmark

Svein Eivind Solheim              Norway           Employee Representative
Telenor AS
P.O. Box 6701 St. Olavs plass
N-0130 Oslo
Norway

Irma Tystad                       Norway           Employee Representative
Telenor AS
P.O. Box 6701 St. Olavs plass
N-0130 Oslo
Norway

Harald Stavn                      Norway           Employee Representative
Telenor AS
P.O. Box 6701 St. Olavs plass
N-0130 Oslo
Norway


EXECUTIVE OFFICERS OF TELENOR AS
--------------------------------

Name and Business Address         Citizenship    Present Principal Occupation
-------------------------         -----------    ----------------------------

Tormod Hermansen                  Norway         President and Chief Executive
                                                 Officer

Ole Petter Hakonsen               Norway         Executive Vice President
                                                 and Chief Technical Officer

Arve Johansen                     Norway         Senior Executive Vice President

Jon Fredrik Baksaas               Norway         Senior Executive Vice President

Torstein Moland                   Norway         Executive Vice President and
                                                 Chief Financial Officer

Gun Bente Johansen                Norway         Executive Vice President

Jan Edvard Thygesen               Norway         Executive Vice President

Morten Lundal                     Norway         Executive Vice President

Stig Eide Sivertsen               Norway         Executive Vice President

Henrik Torgersen                  Norway         Executive Vice President

     (d) During the last five years, none of the above executive officers and directors of Telenor AS has been convicted in a criminal proceeding.

     (e) During the last five years, none of the above executive officers and directors of Telenor AS has been a party to a civil proceeding of a judicial or administrative body as a result of which such executive officer or director was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.      Source and Amount of Funds or Other Consideration
             -------------------------------------------------

       The amount and source of funds used in connection with Telenor East Invest AS's purchase of ADSs is US$51,911,504.50, representing a US$50,000,000 repayment by VimpelCom of principal of the Loans, a US$1,120,017 payment by VimpelCom of interest and fees in connection therewith and an additional US$791,487.50 contributed from Telenor East Invest AS's working capital.

Item 4.    Purpose of Transaction
           ----------------------

     Under the Loan Agreement, Telenor East Invest AS ("Telenor") lent VimpelCom US$50,000,000 (the "Loans") to finance certain of VimpelCom's ongoing operations and debt refinancings. On July 28, 2000, the Loans were repaid in full and all interest accrued thereon and all fees owing under the Loan Agreement were paid to Telenor.

     On July 28, 2000, Telenor used the proceeds of such repayment and payment to purchase 2,363,931.42 ADSs (the "Initial ADSs") pursuant to the exercise of its option under the Primary Agreement (Financing Vehicles) dated as of June 23, 2000 (the "Primary Agreement") between Telenor, VimpelCom Finance B.V. and its designees from time to time party thereto, including VC Limited. In addition, Telenor purchased 36,600.58 ADSs (the "Additional ADSs") pursuant to the exercise of its option under the Letter Agreement dated as of June 23, 2000 between VimpelCom, Telenor and certain other parties thereto (the "Letter Agreement"). Telenor purchased the Initial ADSs and the Additional ADSs (totaling 2,400,532 ADSs, representing an aggregate of 1,800,399 shares of Common Stock) under the Purchase Agreement dated as of July 28, 2000 between VC Limited, as the seller, and Telenor, as the purchaser (the "Purchase Agreement"), in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended. This transaction was consummated simultaneously with a public offering by VimpelCom of ADSs and a public offering by VimpelCom B.V., an affiliate of VimpelCom, of notes convertible into ADSs.

     Under the terms of the Restricted Deposit Agreement, the ADSs purchased by Telenor were subject to cancellation until the Placement Report had been registered by the FCSM. The Placement Report was registered by the FCSM on August 18, 2000, and VimpelCom was notified of such registration by the FCSM on August 21, 2000. Therefore, the ADSs purchased by Telenor are no longer subject to cancellation.

     In addition, under the terms of the Restricted Deposit Agreement, the shares of Common Stock underlying the ADSs purchased by Telenor could not be deposited with the Depositary until the Placement Report had been registered with the FCSM. On August 21, 2000, the shares of Common Stock underlying the ADSs purchased by Telenor were deposited with the Depositary in accordance with the terms of the Restricted Deposit Agreement.

     To provide VimpelCom with access to additional financing in the event the FCSM failed to register the Placement Report and VimpelCom was required to return the purchase price of the ADSs to VC Limited, the Loan Agreement contemplated that KB Citibank T/O ("Citibank T/O"), a bank established under the laws of the Russian Federation and an affiliate of Citibank, N.A., would issue a guarantee in favor of Telenor in an amount equal to or exceeding the aggregate amount of the Loans plus estimated accrued interest, fees and other amounts payable under the Loan Agreement. In lieu of such guarantee, on July 20, 2000, VimpelCom and Citibank T/O entered into the Intraday Overdraft Facility Agreement #2 (the "Citibank Guarantee"). If within 35 days after the filing by VimpelCom of the Placement Report the FCSM had failed to register the Placement Report, then, in accordance with the Loan Agreement and the Citibank Guarantee, Telenor was required to send a notice to Citibank T/O advising it of the FCSM's failure to register the Placement Report. Upon receipt of such notice and certain instructions, Citibank T/O was, under the terms of the Citibank Guarantee, required to make the transfers necessary for the repayment to Telenor of the amount paid by Telenor to VC Limited for the Initial ADSs and for the disbursement by Telenor of an equal amount to VimpelCom under the Loan Agreement (the "Mandatory Disbursement").

     As of August 18, 2000, the date of registration of the Placement Report by the FCSM, Telenor is no longer obligated to make the Mandatory Disbursement, and the Loan Agreement has terminated. In addition, as of August 18, 2000, the Share Pledge providing for the pledge by the Bee Line Non-Profit Fund to Telenor of all of the Bee Line Non-Profit Fund's rights in and to 845,466 shares of Common Stock, as security for, among other things, any loan made to VimpelCom pursuant to the Mandatory Disbursement, has terminated.

     The amount paid by Telenor for the Additional ADSs was initially deposited in the "blocked" accounts of VimpelCom and VC Limited held by Citibank T/O in accordance with the Blocked Account Agreement dated as of July 28, 2000 by and among Citibank T/O, VC Limited, VimpelCom, Telenor and certain other parties (the "Blocked Account Agreement"). VimpelCom and VC Limited did not have access to the funds deposited in the blocked accounts until and unless VimpelCom delivered, within 60 days after July 28, 2000, to Citibank T/O, Telenor, and certain other parties a notice (accompanied by a copy of the Placement Report and an opinion of VimpelCom's counsel) that the FCSM had registered the Placement Report. On August 21, 2000, VimpelCom delivered to Citibank T/O and Telenor such notice (accompanied by a copy of the Placement Report and an opinion of VimpelCom's counsel), and VimpelCom and VC Limited gained access to their respective blocked accounts.

Disclaimer
----------

     The preceding summary of certain provisions of the Loan Agreement, the Primary Agreement, the Share Pledge and the Letter Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements, copies of which were filed as Exhibits A, B, C and E to Amendment No. 6 to the Statement on Schedule 13D amended hereby, respectively, and which are incorporated herein by reference.

     Similarly, the preceding summary of certain provisions of the Purchase Agreement, the Blocked Account Agreement and the Restricted Deposit Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements, copies of which are filed as Exhibits C, D and E to Amendment No. 7 to the Statement on Schedule 13D amended hereby, respectively, and which are incorporated herein by reference.

Item 5.        Interest in Securities of the Issuer
               ------------------------------------

     (a) and (b) Telenor is the direct beneficial owner of 10,702,600 shares of Common Stock of VimpelCom (comprising 8,902,201 shares of Common Stock Telenor currently holds directly, and 1,800,399 shares of Common Stock underlying the 2,400,532 New ADSs acquired by Telenor pursuant to the exercise of its options under the Primary Agreement and the Letter Agreement), constituting 25.72% of the issued and outstanding voting capital stock (30.42% of the issued and outstanding shares of Common Stock) of VimpelCom.

     Under Section 2.07 of the Primary Agreement between Telenor and VimpelCom dated as of December 1, 1998 (the "Initial Primary Agreement"), VimpelCom has a call option in respect of 250,000 shares of Common Stock. If VimpelCom were to exercise such option, then Telenor's ownership interest would be reduced to 25.12% of VimpelCom's total issued and outstanding voting capital stock

     Telenor has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, 10,702,600 shares of Common Stock.

     Augie K. Fabela II ("Mr. Fabela") and Geneva Investment Trust I, L.L.C. ("Geneva") ceased to be parties to the Shareholders Agreement dated as of December 1, 1998 (the "Shareholders Agreement") by and among Telenor, Dr. Zimin, Glavsotkom LLC, the Bee Line Non-Profit Fund, Mr. Fabela and Geneva, pursuant to
Article VI thereof. Accordingly, after giving effect to Telenor's exercise of its options under the Primary Agreement and the Letter Agreement and the sale by Dr. Zimin of 421,761 shares of Common Stock as part of the offering, a total of 22,749,175 shares of voting capital stock are subject to the Shareholders Agreement, constituting in the aggregate approximately 54.67% of VimpelCom's total issued and outstanding voting capital stock. If VimpelCom were to exercise its call option under the Initial Primary Agreement in respect of all of the 250,000 shares of Common Stock subject to such option, then only 22,499,175 shares of voting capital stock would be subject to the Shareholders Agreement, constituting in the aggregate approximately 54.07% of VimpelCom's total issued and outstanding voting capital stock. Neither the filing of this Amendment No. 8 nor any of its contents shall be deemed to constitute an admission that Telenor or Telenor AS is the beneficial owner of any shares of voting capital stock of VimpelCom (other than, solely in the case of Telenor, 10,702,600 shares of Common Stock) for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

     Telenor is a wholly owned subsidiary of Telenor AS, and, as a result, Telenor AS may be deemed to be the indirect beneficial owner of the shares of Common Stock owned by Telenor. Neither the filing of this Amendment No. 8 nor any of its contents shall be deemed to constitute an admission that Telenor AS is the beneficial owner of the shares of VimpelCom held by Telenor for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

     (c) Neither Telenor nor Telenor AS has effected any transactions in the Common Stock of VimpelCom during the past sixty (60) days or since the filing of the most recent amendment to this Statement on Schedule 13D, other than the transactions described herein.

     (d) Neither Telenor nor Telenor AS knows of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of VimpelCom.

     (e)  Not applicable.

Item 6.        Contracts, Arrangements, Understandings or Relationships with
               -------------------------------------------------------------
               Respect to Securities of the Issuer
               -----------------------------------

     Except as provided in the documents described in the statement on Schedule 13D and Amendments Nos. 1, 2, 3, 4, 5, 6, or 7 thereto, or as set forth herein, neither Telenor nor Telenor AS, nor, to the best of Telenor's and Telenor AS's knowledge, none of the individuals named in Item 2 hereof has entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of VimpelCom, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.       Material to be Filed as Exhibits
              --------------------------------

Attached hereto as Exhibit "A" is a conformed copy of the Power of Attorney of Telenor in favor of Henrik Torgersen, dated June 13, 2000, authorizing Henrik Torgersen to execute on behalf of Telenor the Loan Agreement, the Primary Agreement and other agreements relating to the Loans and the options, and to take other necessary actions with respect thereto.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment to the statement on
Schedule 13D is true, complete and correct and that such statement, as amended hereby, is true, complete and correct.


Dated: August 31, 2000                    TELENOR EAST INVEST AS

                                             By  /s/  Henrik Torgersen
                                               ---------------------------------
                                                 Henrik Torgersen
                                                 Attorney-in-Fact


                                             TELENOR AS

                                             By  /s/ Ole Petter Hakonsen
                                               ---------------------------------
                                                 Ole Petter Hakonsen
                                                 Authorized Signatory


                                             By  /s/ Peter Pay
                                               ---------------------------------
                                                 Peter Pay
                                                 Authorized Signatory

                               Index to Exhibits

Exhibit "A"  A conformed copy of the Power of Attorney of Telenor in favor of
             Henrik Torgersen, dated June 13, 2000, authorizing Henrik Torgersen to execute on behalf of Telenor the Loan Agreement, the Primary Agreement and other agreements relating to the Loans and the options, and to take other necessary actions with respect thereto.